UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

67091K203

(CUSIP Number)

Mark D. Johnsrud
c/o Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Road, Suite 300
(602) 903-7802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Mark D. Johnsrud
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 29,948,539
	8.	Shared voting power 98,889,375
	9.	Sole dispositive power 29,948,539
	10.	Shared dispositive power 98,889,375
11.	Aggregate amount beneficially owned by each reporting person 128,837,914 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 86.10% (1)
14.	Type of reporting person IN

(1)
Based upon 149,637,311 shares of Common Stock outstanding as of July 31, 2016 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016.

1.	Names of reporting persons JPJ LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 655,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 655,000
11.	Aggregate amount beneficially owned by each reporting person 655,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.44% (1)
14.	Type of reporting person PN

(1)
Based upon 149,637,311 shares of Common Stock outstanding as of July 31, 2016 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016.

1.	Names of reporting persons Badlands Capital, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 655,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 655,000
11.	Aggregate amount beneficially owned by each reporting person 655,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.44% (1)
14.	Type of reporting person OO

(1)
Based upon 149,637,311 shares of Common Stock outstanding as of July 31, 2016 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016.

1.	Names of reporting persons Badlands Development II, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 98,234,375
	9.	Sole dispositive power 0
	10.	Shared dispositive power 98,234,375
11.	Aggregate amount beneficially owned by each reporting person 98,234,375
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 65.65% (1)
14.	Type of reporting person OO

(1)
Based upon 149,637,311 shares of Common Stock outstanding as of July 31, 2016 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016.

Explanatory Note

This Amendment No. 3 (this “Amendment”) to Schedule 13D for Mark D. Johnsrud (the “Reporting Person”) amends and supplements the Schedule 13D filed on December 10, 2012 (the “Initial 13D”), as amended by Amendment No. 1 thereto filed on December 27, 2012 (“Amendment No. 1” and amendment No. 2 thereto filed on March 10, 2014 (“Amendment No. 2”). This Amendment provides an update for additional shares of common stock of the Company acquired by the Reporting Person in connection with certain transactions effected in connection with the Company’s previously announced comprehensive plan to restructure its outstanding indebtedness.

Item 1. Security and Issuer.

This Schedule 13D, as amended, relates to the common stock, $0.001 par value per share (the “Common Stock”), of Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company” or the “Issuer”), the principal executive offices of which are located at 14624 N. Scottsdale Road, Suite 300, Scottsdale, Arizona 85254.

Item 2. Identity and Background.

(a)	This Amendment is filed by Mark D. Johnsrud.

(b)	The principal business address of the Reporting Person is c/o Nuverra Environmental Solutions, Inc., 14624 N. Scottsdale Road, Suite 300, Scottsdale, Arizona 85254.

(c)
The Reporting Person’s principal occupation is Chief Executive Officer and Chairman of the Board of Directors of the Company. The Company is principally engaged in the provision of total environmental solutions, including delivery, collection, treatment, recycling, and disposal of water, wastewater, waste fluids, hydrocarbons, and restricted solids that are part of the drilling, completion, and ongoing production of shale oil and natural gas. The Company’s address is 14624 N. Scottsdale Road, Suite 300, Scottsdale, Arizona 85254.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in Item 3 of the Initial 13D, Amendment No. 1 thereto, and Amendment No. 2 thereto is hereby incorporated into Item 3 of this Amendment by reference with respect to the Reporting Person and amended to include the following disclosure. The information contained in Item 4 is incorporated by reference into this Item 3.

On May 26, 2016, in connection with the closing of the Company’s private exchange offer (the “Exchange Offer”) for its 9.875% Senior Notes due 2018 the (“2018 Notes”), the Company issued 98,234,375 shares of Common Stock, at a conversion price per share of $0.32, to Badlands Development II, LLC (“Badlands Development”), of which the Reporting Person is the sole managing member, in exchange for $31,435,000 principal amount of 2018 Notes held by such entity (the “Johnsrud Equity Conversion”).

On June 29, 2016, in connection with the Company’s previously announced $5.0 million equity rights offering (the “Rights Offering”), the Company, Reporting Person, and U.S. Bank National Association, a national banking association (“Escrow Agent”), entered into a First Amendment to Escrow Agreement (the “First Amendment to Escrow Agreement”), which amends the Escrow Agreement (the “Escrow Agreement”) dated April 15, 2016. Pursuant to the Escrow Agreement, the Reporting Person deposited $5.0 million to secure his backstop obligations under the Rights Offering. Pursuant to the First Amendment to Escrow Agreement, the Company and the Reporting Person agreed to an irrevocable early release of the $5.0 million placed into escrow, which was used to pay down the Company’s asset-based revolving credit facility. In exchange for the release of the $5.0 million, on July 29, 2016, the Company deposited into escrow an aggregate of 20,312,500 shares of its common stock (the “Escrow Shares”), which represent 19,531,250 shares of Common Stock underlying the subscription rights, to be issued in the Rights Offering at a subscription price of $0.256, and 781,250 shares of Common Stock for the 5% backstop fee, to be issued at $0.32 per share.

Item 4. Purpose of Transaction.

The disclosure previously provided in Item 4 of the Initial 13D, the First Amendment thereto, and the Second Amendment thereto is hereby incorporated into Item 4 of this Amendment by reference.

The Johnsrud Equity Conversion and the First Amendment to Escrow Agreement are part of the Company’s previously disclosed plan to restructure its outstanding indebtedness (the “Restructuring”). On March 11, 2016, the Company entered into a Restructuring and Support Agreement with holders of more than 80% of the Company’s 2018 Notes to implement the Restructuring. In connection with the Restructuring, the Company consummated the following financing transactions on or before April 15, 2016:

•
Amendment of the Company’s asset-based revolving credit facility to (i) reduce the commitment from $125 million to $100 million, (ii) amend certain rates and covenants, and (iii) permit the transactions contemplated by the Restructuring, among other amendments.

•
Pursuant to the Exchange Offer, the issuance to tendering holders of the 2018 Notes of (i) $327,221,000 aggregate principal amount of new Second-Lien Notes due 2021 (the “2021 Notes”) under a new indenture to those holders electing to exchange their 2018 Notes for 2021 Notes, (ii) $908,000 in shares of common stock at a conversion price per share of $0.32 (the “Conversion Price”), which resulted in the issuance of 2,837,500 shares of Common Stock (the “Exchange Offer Shares”) to those holders electing to exchange their 2018 Notes for Common Stock, and (iii) 10-year penny warrants (the “Exchange Warrants”) to purchase 10% of the outstanding shares of Common Stock, on a fully diluted basis after taking into account the Common Stock to be issued in connection with the Johnsrud Equity Conversion and the Rights Offering, and the issuance of the Exchange Offer Shares, subject only to dilution by the shares issued or to be issued in connection with a new management incentive plan expected to be implemented.

•
Entered into a new last out first lien term loan in the aggregate amount of $24.0 million (the “Term Loan”) and in connection therewith the Company issued 10-year penny warrants to the lenders under the Term Loan (the “Term Loan Warrants” and, together with the Exchange Warrants, the “warrants”) to purchase 5% of the outstanding shares of common stock, on a fully diluted basis after taking into account the Common Stock to be issued in connection with the Johnsrud Equity Conversion and the Rights Offering, and the issuance of the Exchange Offer Shares, subject only to dilution by the shares issued or to be issued in connection with a new management incentive plan expected to be implemented.

In connection with the Restructuring, the Company consummated the Exchange Offer on May 26, 2016, pursuant to which Badlands Development, of which the Reporting Person is the sole managing member, was issued 98,234,375 shares of Common Stock at the Conversion Price in exchange for approximately $31.4 million principal amount of 2018 Notes owned by Badlands Development, which were irrevocably tendered to the Company on April 15, 2016.

In connection with the Restructuring, the Company also intends to consummate the Rights Offering in the second half of fiscal 2016. Pursuant to the terms of the Rights Offering, each holder of Common Stock will be granted subscription rights to purchase for cash its pro-rata shares of $5.0 million of additional Common Stock at a 20% discount to the Conversion Price. The Rights Offering is fully backstopped by the Reporting Person, pursuant to which the Reporting Person will receive a backstop fee of 5% payable in the form of additional Common Stock issued at the Conversion Price. In order to secure his backstop obligations, the Reporting Person deposited $5.0 million into a third party escrow account of April 15, 2016, which was subsequently irrevocable released to the Company to pay down the Company’s asset-based revolving credit facility. In exchange for the release of the $5.0 million, the Company deposited into escrow the Escrow Shares, which represents the shares underlying the subscription rights and the backstop fee.

Following the Johnsrud Equity Conversion, the warrant holders will receive an additional number of warrants to maintain their equity position prior to the issuance of the Common Stock in the Johnsrud Equity Conversion, pursuant to certain anti-dilution adjustments under the applicable warrant agreements. In addition, following consummation of the Rights Offering, the warrant holders will receive an additional number of warrants to maintain their equity position prior to the issuance of the Common Stock in the Rights Offering, pursuant to certain anti-dilution adjustments under the applicable warrant agreements.

Upon consummation of the Rights Offering, the number of Escrow Shares disbursed to the Reporting Person from escrow will be reduced by the aggregate number of shares of Common Stock subscribed for in the Rights Offering and the corresponding number of shares of Common Stock underlying the backstop fee payable to the Reporting Person. Any Escrow Shares not disbursed to the Reporting Person will be returned to the Company. Upon consummation of the Rights Offering, the Company will refund to the Reporting Person an amount equal to the aggregate amount of gross proceeds raised from subscribing stockholders in the Rights Offering.

Item 5. Interest in Securities of the Issuer.

The disclosure previously provided in Item 5 of Amendment No. 2 is hereby amended to provide the following additional disclosure:

“(a)-(b) The beneficial ownership of the Common Stock by the Reporting Person, Badlands Capital, LLC (the “General Partner”), JPJ LP (the “LP”) and Badlands Development is as follows:

(i)
The Reporting Person is the beneficial owner of 128,837,914 shares of Common Stock, constituting approximately 86.10% of the Company’s outstanding shares of Common Stock. The Reporting Person has sole power to vote and direct the vote of 29,948,539 shares of Common Stock, subject to the First Amendment to Escrow Agreement, which requires the Escrow Shares to be voted for and against any matters submitted to the Company’s stockholders in the same proportion as the vote of the Common Stock of the Company on any such matter. The Reporting Person has the sole power to dispose and direct the disposition of 29,948,539 shares of Common Stock. The Reporting Person has shared power to vote and direct the vote, and shared power to dispose and direct the disposition, of 98,889,375 shares of Common Stock, of which such power is shared with respect to 655,000 shares of Common Stock shared with the General Partner and the LP and 98,234,375 shares of Common Stock shared with Badlands Development.

(ii)	The last sentence of Item 5(a)-(b)(ii) is hereby amended and restated to read as follows: “The Transferred Shares constitute approximately 0.44% of the Company’s outstanding shares of Common Stock.”

(iii)
The Reporting Person owns 100% of the units and acts as the sole Managing Member of Badlands Development. The Reporting Person and Badlands Development are deemed to have shared power to vote or to director the vote, and shared power to dispose or direct the disposition, of 98,234,375 shares of Common Stock, constituting 65.65% of the Company’s outstanding shares of Common Stock.

The foregoing ownership percentages provided above are based on 149,637,311 shares of Common Stock outstanding as of July 31, 2016 as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016.

(c)
Other than as discussed in Item 3 and Item 4 of this Amendment, the Reporting Person has not effected any transactions in the Common Stock of the Company during the sixty days prior to the date of this Amendment. Each of the General Partner, the LP, and Badlands Development have not effected any transactions in the Common Stock of the Company during the sixty days prior to the date of this Amendment.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 3 and Item 4 regarding the First Amendment to Escrow Agreement is incorporated into this Item 6 by reference. The First Amendment to Escrow Agreement provides that the Escrow Shares will be deemed voted for and against any matters submitted to the Company’s stockholders in the same proportion as the vote of Common Stock of the Company on any such matter.

Item 7. Material to be Filed as Exhibits.

The disclosure previously provided in Item 7 of the Initial 13D, the First Amendment thereto, and the Second Amendment thereto is hereby incorporated into Item 7 of this Amendment by reference and amended to include the following additional disclosure:

6.
Warrant Agreement (Exchange), dated as of April 15, 2016, among Nuverra Environmental Solutions, Inc., Mark D. Johnsrud, and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated herein by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2016).

7.
Warrant Agreement (Term Loan), dated as of April 15, 2016, among Nuverra Environmental Solutions, Inc., Mark D. Johnsrud, and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2016).

8.
Restructuring and Support Agreement, dated March 11, 2016, by and among Nuverra Environmental Solutions, Inc., certain subsidiaries of Nuverra Environmental Solutions, Inc., the Supporting Holders, and Mark D. Johnsrud (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2016).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2016	/s/ Mark D. Johnsrud
Mark D. Johnsrud

JPJ LP
By: Badlands Capital, LLC, its general partner

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager

Badlands Development II, LLC

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager

Badlands Capital, LLC

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager